Exhibit (m)(iii)(B)

DIREXION FUNDS

C CLASS

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Class C Distribution Plan shall be 1.00% of the average daily net assets for the following funds:

None

Last Revised: February 8, 2018